Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

GAAP RECONCILIATION

Phelps Dodge Corporation, Inco Limited and Falconbridge Limited
US GAAP Basis — Revenues and EBITDA for the three months ended March 31, 2006
($ in millions)

	Phelps Dodge Corporation	Inco Limited*	Falconbridge Limited**	Combined
Revenues (as reported)	2,225	1,211	2,858	6,294
Net income (including discontinued operations)	334	190	458	982
Add:
Interest expense (net of capitalized interest)	5	21	39	65
Taxes	136	108	219	463
Taxes on discontinued operations	4	—	—	4
DD&A	107	71	167	345

EBITDA	586	390	883	1,859
Net income (excluding discontinued operations)	351	190	458	999
Add:
Interest expense (net of capitalized interest)	5	21	39	65
Taxes	136	108	219	463
DD&A	107	71	167	345

EBITDA	599	390	883	1,872

Reconciliation of certain income statement line-items from Canadian GAAP to US GAAP basis:

	Inco Limited Canadian GAAP	US GAAP Adjustments*	Inco Limited US GAAP*
Interest expense (net of capitalized interest)	18	3	21
Taxes	113	(5)	108
DD&A	68	3	71
Net Income	202	(12)	190

	Falconbridge Limited Canadian GAAP	US GAAP Adjustments**	Other Adjustments***	Falconbridge US GAAP**
Interest expense (net of capitalized interest)	32	(5)	12	39
Taxes	222	(3)	—	219
DD&A	169	(2)	—	167
Net Income	462	(4)	—	458

*
US GAAP adjustments for Inco Limited were derived from its Form 10-Q for the period ending March 31, 2006.

**
Falconbridge Limited did not disclose US GAAP adjustment information in its press release document for the period ending March 31, 2006. Therefore, the above US GAAP adjustments reflect Phelps Dodge Corporation's projection of these adjustments based on the US GAAP adjustments disclosed in Falconbridge Limited's Form 10-K for the year ended December 31, 2005.

***
At March 31, 2006, Falconbridge Limited presented its interest expense net of interest income in its consolidated statement of income. For purposes of the EBITDA calculation, Phelps Dodge has projected an adjustment to interest expense of $12 million based on the amount of interest income disclosed in Falconbridge Limited's Form 10-K for the year ended December 31, 2005.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.